TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta, T5S 1S7

Telephone:  (780) 930-7072  Fax:  (780) 930-7073

August 30, 2005

TSX Venture Trading Symbol:  TTA

TITAN TRADING ANALYTICS INC.

SUCCESSFULLY NEGOTIATES SHARES FOR SERVICES

Titan Trading Analytics Inc. (the “Corporation”) announces its intention to proceed with a Shares for Services application to the TSX Venture Exchange.  The senior management services to be provided total $216,000 in the aggregate, with 1,200,000 common shares in the capital of the Corporation to be issued at a deemed price of $0.18.

The issuance of common shares in the capital of the Corporation will not result in a change of control; is pursuant to exemptions from prospectus and registration requirements; and is subject to regulatory approval and a four-month hold period.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ken W. Powell, President & CEO

780-930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.